

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 29, 2013

<u>Via E-mail</u>
David Rogers
Chief Executive Officer
International Industrial Enterprises, Inc.
4116 Antique Sterling Court
Las Vegas, Nevada 89129

> **Re:** **International Industrial Enterprises, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 22, 2013**
> **File No. 000-52905**

Dear Mr. Rogers:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. We note that the exhibit 16 letter filed as an attachment to your Form 8-K refers to the change of auditor for Western Lucrative Enterprises, Inc. Please revise to include an exhibit 16 letter from your prior auditor that appropriately references International Industrial Enterprises, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant